UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               AMNIS SYSTEMS INC.
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   384288-10-6
                                   -----------
                                 (CUSIP Number)

                                Edward V. Pollack
                            Leland, Parachini, et al.
                          333 Market Street, 27th Floor
                            San Francisco, CA  94105
                                 (415) 957-1800
                          ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 30, 2002
                          ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP No. 384288-10-6

1.   NAMES  OF  REPORTING  PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Michael  A.  Liccardo

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP    (a) [ ]
                                                                  (b) [ ]

3.   SEC  USE  ONLY

4.   SOURCE  OF  FUNDS

          OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          United States

NUMBER  OF          7.   SOLE VOTING POWER
SHARES                        93,174,746
BENEFICIALLY        8.   SHARED VOTING POWER
OWNED  BY                     0
EACH                9.   SOLE DISPOSITIVE POWER
REPORTING                     93,174,746
PERSON  WITH        10.  SHARED DISPOSITIVE POWER
                              0

11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

          93,174,746

12.  CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES CERTAIN
     SHARES  [ ]

13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

          77.1%

14.  TYPE  OF  REPORTING  PERSON

          IN

                               AMENDMENT NO. 4 TO
                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 4 amends the amended Schedule 13D filed on July 3, 2002 (the "Schedule 13D") which relates to shares of common stock, par value $0.0001 per share (the "Common Stock") of Amnis Systems Inc., a corporation organized under the laws of the state of Delaware (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the
Schedule  13D.  Except  as  amended  and  supplemented  hereby, the Statement on
Schedule 13D, as heretofore amended and supplemented, remains in full force and effect. The Items listed below are hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 24, 2002, the Reporting Person was granted and thereafter exercised an option to purchase 4,500 shares of Common Stock of the Issuer (the "May 24th Option") at the exercise price of $ 0.24 per share. The May 24th Option was granted for compensatory purposes.

     On May 28, 2002, the Reporting Person was granted and thereafter exercised an option to purchase 5,000 shares of Common Stock of the Issuer (the "May 28th Option") at the exercise price of $ 0.23 per share. The May 28th Option was granted for compensatory purposes.

     On September 24, 2002, the Reporting Person was granted and thereafter exercised an option to purchase 166,667 shares of Common Stock of the Issuer (the "September 24th Option") at an exercise price of $0.05 per share. The September 24th Option was granted for compensatory purposes.

     On October 30, 2002, the Reporting Person was granted an option to purchase 2,500,000 shares of Common Stock of the Issuer (the "October 30th Option") at an exercise price of $0.044 per share. The October 30th Option was granted for incentive purposes.

     On December 30, 2002, the Reporting Person converted $500,000 of principal of the convertible note, as amended, (the "Convertible Note") that was issued by the Issuer to the Reporting Person on January 14, 2002 and, in connection therewith, received 12,500,000 shares of Common Stock of the Issuer (the "Conversion Shares"). The Reporting Person had acquired the Convertible Note in exchange for the cancellation of certain loans that the Reporting Person had made to the Issuer to meet current operating expenses, and any and all accrued interest thereon.

     On January 14, 2003, the Reporting Person acquired a new convertible note (the "New Convertible Note") issued by the Issuer in the principal amount of $1,112,763 in exchange for any and all amounts due the Reporting Person upon maturity of the Convertible Note on January 14, 2003 (the "Maturity Date") as reported further in Item 4 below. The Reporting Person waived for the benefit of the Issuer $92,789.11 of accrued interest due on the Maturity Date under the Convertible Note.

     On January 30, 2003, the Reporting Person was granted and thereafter exercised an option to purchase 208,334 shares of Common Stock of the Issuer (the "January 30th Option") at an exercise price of $0.04 per share. The January 30th Option was granted for compensatory purposes.

     The Reporting Person utilized no personal funds in connection with the conversion of the Convertible Note and the receipt of the Conversion Shares, the acquisition of the New Convertible Note, the grant of the October 30th Option and the grant and exercise of the May 24th Option, May 28th Option, September 24th Option and January 30th Option.

ITEM 4.   PURPOSE  OF  TRANSACTION.

     The Reporting Person holds the securities reported in Item 5 for investment purposes.

     The New Convertible Note bears interest at 10% per annum and matures on January 14, 2005. At any time, the Reporting Person may elect to convert the outstanding principal and accrued interest on the New Convertible Note into a number of shares of Common Stock determined by dividing the remaining outstanding principal and interest on the Convertible Note by the lower of (i) thirty-five cents ($0.35) or (ii) 70% of the average of the lowest three intraday prices (which need not occur on consecutive trading days) of the Issuer's Common Stock during the 20 trading days immediately preceding the applicable conversion date, subject to adjustment to any higher conversion price negotiated for the next third party financing after January 14, 2003, and also subject to customary adjustment in the event of stock splits, dividends, recapitalizations and the like.

     Other than as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange  Act  of  1934,  as  amended  (the  "Act");  or

     (j)  Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) - (b)

     Between May 1, 2002 and February 12, 2003, the Reporting Person sold 384,501 shares of Common Stock of the Issuer in transactions on the Over-The-Counter Bulletin Board for an aggregate sales price of approximately $18,900 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (i) on May 24, 2002, the Reporting Person sold 4,500 shares at an average price per share of $0.24; (ii) on May 28, 2002, the Reporting Person sold 5,000 shares at an average price per share of $0.23; (iii) on September 26, 2002, the Reporting Person sold 20,000 shares at an average price per share of $0.05; (iv) on September 27, 2002, the Reporting Person sold 13,334 shares at an average price per share of $0.05; (v) on October 4, 2002, the Reporting Person sold 9,167 shares at an average price per share of $0.05; (vi) on October 7, 2002, the Reporting Person sold $3,334 shares at an average price per share of $0.05; (vii) on October 8, 2002, the Reporting Person sold 5,000 shares at an average price per share of $0.05; (viii) on October 10, 2002, the Reporting Person sold 7,500 shares at an average price per share of $0.05; (ix) on October 11, 2002, the Reporting Person sold 10,078 shares at an average price per share of $0.05; (x) on October 14, 2002, the Reporting Person sold 4,000 shares at an average price per share of $0.05; (xi) on October 16, 2002, the Reporting Person sold 32,254 shares at an average price per share of $0.05; (xii) on October 17, 2002, the Reporting Person sold 12,000 shares at an average price per share of $0.05; (xiii) on October 22, 2002, the Reporting Person sold 8,000 shares at an average price per share of $0.05; (xiv) on October 24, 2002, the Reporting Person sold 17,000 shares at an average price per share of $0.05; (xv) on November 4, 2002, the Reporting Person sold 25,000 shares at an average price per share of $0.05; and (xvi) on January 30, 2003, the Reporting Person sold 208,334 shares at an average price per share of $0.04.

     As of the date hereof, as a result of the Open Market Sales, the Reporting Person has beneficial ownership of 93,174,746 shares of Common Stock of the Issuer, representing approximately 77.1% of the outstanding Common Stock of the Issuer (assuming the exercise of the Reporting Person's right to purchase 5,048,000 shares of the Issuer's common stock pursuant to the Issuer's Adopted 1997 Stock Plan, 2000 Stock Plan and 2002 Stock Plan, and the conversion of the outstanding principal and interest on the New Convertible Note into 47,758,069 shares of Common Stock of the Issuer). This number includes: (i) 5,048,000 shares issuable upon exercise of stock options, and (ii) 47,758,069 shares issuable upon conversion of the remaining outstanding principal and interest on the Convertible Note. The number of shares of Common Stock assumed to be outstanding has been adjusted pursuant to Rule 13d-3(d)(1). Assuming the exercise of the stock options and the conversion of the remaining outstanding principal and interest on the Convertible Note, the Reporting Person would have sole voting power and sole dispositive power with respect to 93,174,746 shares of Common Stock.

     (c) Except as described herein, there have been no transactions in the Common Stock effected by the Reporting Person during the 60 days preceding the date of this Statement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are the subject of this Statement.

     (e)     Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3 and in Item 4 (the answers to which are herein incorporated by reference), on January 14, 2003, the Reporting Person acquired from the Issuer a convertible note in the principal amount of $1,112,763 in exchange for any and all amounts due the Reporting Person upon maturity of the Convertible Note on the Maturity Date (including the waiver by the Reporting Person for the benefit of the Issuer of $92,789.11 of accrued interest due on the Maturity Date under the Convertible Note) pursuant to and subject to the terms and conditions of the convertible note dated January 14, 2003 by and between the Issuer and the Reporting Person and attached hereto as Exhibit 1.

ITEM 7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

     1. Convertible Note dated January 14, 2003 issued by the Issuer to the Reporting Person.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 12, 2003
                                           By:  /s/ Michael A. Liccardo
                                                --------------------------
                                                    Michael A. Liccardo

                                                                       Exhibit 1



THIS NOTE AND THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR LAWS COVERING SUCH SECURITIES, OR THE HOLDER RECEIVES AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, STATING THAT SUCH OFFER, SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE LAW.

                          CONVERTIBLE PROMISSORY NOTE

$1,112,763                                                 PALO ALTO, CALIFORNIA
                                                                JANUARY 14, 2003
                                                                ----------------

FOR VALUE RECEIVED, the undersigned AMNIS SYSTEMS INC., a Delaware corporation (hereinafter referred to as the "Company"), promises to pay to the order of Michael A Liccardo (hereinafter referred to as "Holder"), the principal sum of one million one hundred twelve thousand seven hundred sixty three dollars ($1,112,763) on or before January 14, 2005 (the "Maturity Date"), and to pay interest at maturity at the rate of Ten percent (10%) per annum. Interest on the
                                    -----------
outstanding principal balance shall accrue on a daily basis and shall be calculated on the basis of a 365-day year and actual days elapsed. All payments of principal, interest and other amounts payable on or in respect of this Note or the indebtedness evidenced hereby shall be made to Holder in lawful money of the United States of America, in immediately available and freely transferable funds, at Holder's address in Palo Alto, California, or at such other place as Holder hereof may from time to time designate by written notice to the Company.

1)   PREPAYMENT.  The  Company,  with  the  approval  of  Holder, may prepay the
     ----------
     principal hereof, in whole or in part, at any time without premium or penalty, provided that any such prepayments shall be applied first, to the payment of all of the interest due and payable on the unpaid principal of this Note at the time of such payment; second, to the payment of all (if any) other amounts (except principal) due and payable at the time of such payment on or in respect of this Note or the indebtedness evidenced hereby, and third, to the payment of the unpaid principal of this Note due and payable at the time of such payment.

2)   CONVERSION.  Holder  shall  have the conversion rights set forth below (the
     ----------
     "Conversion  Rights"):

     a)   RIGHT TO CONVERT. At the option of Holder, this Note or any portion of
          ----------------
          the outstanding principal balance and accrued but unpaid interest thereon may, at any time after the date of issuance of this Note, be converted into such number of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock of the Company as is determined by dividing this Note or such portion thereof and any accrued but unpaid interest thereon through the date this Note is surrendered for conversion by the applicable Conversion Price (as such term is defined below) in effect at the time of conversion. The price at which shares of Common Stock shall be delivered upon conversion (the "Conversion Price") shall be the lower of (i) thirty-five cents ($0.35) or (ii) 70% of the average of the lowest three intraday prices

          (which need not occur on consecutive trading days) of the Company's Common Stock during the 20 trading days immediately preceding the applicable conversion date.

     b)   PRICE ADJUSTMENT. The conversion price shall be adjusted to any higher
          ----------------
          conversion price negotiated for the next third party financing after January 14, 2003.

     c)   ADJUSTMENT  FOR  STOCK  SPLITS AND COMBINATIONS. If the Company at any
          -----------------------------------------------
          time or from time to time after the issue date of this Note effects a division of the outstanding shares of Common Stock, then the Conversion Price shall be proportionately decreased and, conversely, if the Company at any time, or from time to time, after the issue date of this Note combines the outstanding shares of Common Stock, then the Conversion Price shall be proportionately increased. Any adjustment under this subsection (b) shall be effective on the close of business on the date such division or combination becomes effective.

     d)   AUTOMATIC  CONVERSION.
          ----------------------

          i) This Note and all accrued but unpaid interest hereon shall automatically be converted into shares of Common Stock based upon the Conversion Price upon (i) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of shares of Common Stock for the account of the Company; or (ii) a merger or consolidation with or into another corporation or a sale of the shares of Common Stock or a sale of all or substantially all of the Company's properties and assets.

          ii) Upon the occurrence of an event specified in Section 2(d)(i) above, this Note shall be converted into shares of Common Stock, whether or not this Note is surrendered to the Company; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless this Note is surrendered to the Company. As promptly as practicable after surrender of this Note, the Company shall deliver or cause to be delivered to Holder a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of this Note as of the date on which such automatic conversion occurred.

     e)   PIGGY  BACK  REGISTRATION.  Shares of Common stock converted under the
          -------------------------
          terms of this note shall have Piggy Back registration rights on all registrations by the Company that take place, subject to prior approval by the Board of Directors.

     f)   NO  IMPAIRMENT.  The Company will not, by amendment of its Articles of
          --------------
          Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section in respect of this Conversion Rights, and in the taking of all such action as may be necessary or appropriate in order to protect the rights of Holder against impairment.

3)   SUCCESSORS AND ASSIGNS. This Note shall be binding upon the Company and the
     ----------------------
     successors and assigns of the Company; provided, however, that the Company may not assign this Note or assign or delegate any of its rights or obligations, without the prior written consent of Holder in each instance. Holder shall be permitted to assign or pledge this Note.

4)   GOVERNING  LAW.  This  Note  has  been  executed and delivered in, shall be
     --------------
     construed according to and governed by, the laws of the State of California.

5)   SEVERABILITY.  The  invalidity,  or  unenforceability  in  particular
     ------------
     circumstances, of any provision of this Note shall not extend beyond such provision or such circumstances, and no other provision of this Note shall be affected thereby.

     IN WITNESS WHEREOF, the Company has duly executed this Note as of the day and year first above written.

                               AMNIS SYSTEMS INC.


                               By:   /s/ Lawrence L. Bartlett
                                  ----------------------------------------------
                               Name   Lawrence L. Bartlett
                                   ---------------------------------------------
                               Title: Vice President and Chief Financial Officer
                                     -------------------------------------------

                              NOTICE OF CONVERSION

TO:   Amnis  Systems  Inc.

          1. The undersigned hereby elects to convert $______________ in principal amount of the attached Note for ____________ shares of Common Stock of Amnis Systems Inc. pursuant to the terms of the attached Note.

          2. In converting the Note, the undersigned hereby confirms and acknowledges that (a) the shares of Common Stock are being acquired solely for the account of the undersigned for investment and not with a view to distribution thereof, and (b) the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws.

          3. Please issue a certificate representing said shares of Common Stock in the name of the undersigned.

          4. Please issue a new Note for the non-converted portion of the attached Note in the name of the undersigned.


                                                    ---------------------------
                                                            (Name)

--------------------                                ---------------------------
(Date)                                                   (Signature)

                                          Address:
                                                    ---------------------------
                                                    ---------------------------
                                                    ---------------------------

                                                    ---------------------------
                                                    (Tax Identification Number)